SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 19 September, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Kate Thomson appointed bp interim CFO dated 19 September 2023

Exhibit 1.1

press release

19 September 2023

Kate Thomson appointed as bp interim chief financial officer bp today announced that Kate Thomson has been appointed interim chief financial officer. Her appointment follows the appointment last week of Murray Auchincloss as interim bp chief executive officer.

Kate is currently bp's senior vice president, finance for Production & Operations, responsible for the financial stewardship of and commercial partnering with the business globally. She has been with bp for 19 years, previously holding a number of senior financial roles, including Group Treasurer and Head of Group Tax.

Murray Auchincloss, bp's interim chief executive officer said: "Kate's experience and skills make her ideally suited to take on the role of interim CFO. She brings deep technical knowledge together with a detailed understanding of bp, and has a first-class track record of leadership across our finance function. I look forward to working alongside her as we continue to deliver bp's strategy."

Before joining bp in 2004, Kate had worked in professional services firms including with Ernst & Young in M&A tax and as Group Head of Tax for Charter plc. Kate has been a member of the board of Aker BP for the past seven years and also serves on the boards of a number of bp Group companies. She is qualified chartered accountant.

Contact:
bp press office, London: bppress@bp.com, +44 (0)7831 095541

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 19 September 2023
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary